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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D (Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response. . . 14.90

(Amendment No.)*

MATRIX PHARMACEUTICAL, INC.

(Name of Issuer)
COMMON STOCK, $0.01 par value

(Title of Class of Securities)
576844104
(CUSIP Number)

Chiron Corporation
4560 Horton Street
Emeryville, California
(510) 655-8730

with a copy to:

Alison S. Ressler Sullivan & Cromwell 1888 Century Park East Los Angeles, California 90067 (310) 712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 20, 2002

(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3), 13d-1(f) or 13d-1(g), check the following box / /.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 576844104	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Chiron Corporation 942754624

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS:
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
22,618,318 common stock

		8	SHARED VOTING POWER
-0-

		9	SOLE DISPOSITIVE POWER
22,618,318 common stock

		10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,618,318 common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
85.1% common stock

14	TYPE OF REPORTING PERSON:
CO

FOOTNOTES TO FACING SHEET FOR CHIRON CORPORATION

ITEM 1. SECURITY AND ISSUER.

        This Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of Matrix Pharmaceutical, Inc., a Delaware corporation ("Matrix"). Matrix's principal executive offices are located at 34700 Campus Drive, Fremont, California 94555.

ITEM 2. IDENTITY AND BACKGROUND.

        This Schedule 13D is being filed by Chiron Corporation ("Chiron") on behalf of itself and on behalf of its 100% wholly owned subsidiary Manon Acquisition Corp. ("Manon"). Manon was formed for the purpose of acquiring all the issued and outstanding shares of common stock of Matrix, and other than with respect to the acquisition and ownership of shares of common stock of Matrix described herein Manon does not have any significant assets or liabilities or engage in any significant activities. Each of Chiron and Manon has been organized or incorporated under the laws of the State of Delaware and has its principal place of business at 4560 Horton Street, Emeryville, California 94608.

        (a)-(c)    Information with respect to each of Chiron's directors and executive officers is set forth on Schedule A attached hereto.

        (d)-(f)    During the last five years, neither Chiron nor, to the best of its knowledge, any of Chiron's executive officers and directors listed on Schedule A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The total amount of funds used by Manon to acquire the shares of common stock reported herein and to pay related fees and expenses to date is approximately $51 million. Manon will be required to pay up to approximately an additional $8.7 million to acquire the remaining shares of common stock of Matrix in the transaction described in Item 4 below. All of the funds used to acquire shares of Matrix common stock are from existing cash, and none of such funds are borrowed.

ITEM 4. PURPOSE OF TRANSACTION.

        Manon, Chiron and Matrix entered into an agreement and plan of merger (the "Merger Agreement") dated as of January 6, 2002 with respect to the acquisition of Matrix by Chiron. Pursuant to the terms of the Merger Agreement, Manon acquired 22,618,318 shares of Matrix common stock on February 20, 2002 upon consummation of a tender offer by Manon for all outstanding shares of Matrix common stock. The aggregate consideration paid to Matrix stockholders in connection with such acquisition was approximately $50 million in cash.

        (a)-(b)    Pursuant to the terms of the Merger Agreement, the second and final step of the acquisition of Matrix will consist of a merger of Manon with and into Matrix, in which the remaining outstanding shares of common stock, other than shares held by Manon or Matrix and other than shares held by dissenting Matrix stockholders who perfect their appraisal rights, will be converted into the right to receive $2.21 per share in cash. Matrix has filed preliminary proxy materials with the SEC relating to a special meeting of its stockholders for the purpose of taking action upon the merger. The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement incorporated by reference herein.

        (c)    Not applicable.

        (d)    Pursuant to the terms of the Merger Agreement, Manon is entitled to designate the number of directors on the Board of Directors of Matrix (the "Matrix Board") that gives Manon representation on the Matrix Board proportional to its percentage ownership of Matrix common stock. Effective February 20, 2002, all of the directors of Matrix, except Michael D. Casey and Bradley G. Lorimier, resigned from the Matrix Board and the remaining directors appointed James R. Sulat, William G. Green, and Craig A. Wheeler, executive officers of Chiron, to the Matrix Board.

        (e)    Not applicable.

        (f)    Not applicable.

        (g)    In connection with appointing Manon's designees to the Matrix Board as described above, the Matrix Board amended its bylaws to provide that the total number of directors would be five.

        (h)    On or prior to consummation of the merger described herein, Matrix will cease making filings with the SEC and will be delisted from the Nasdaq National Market.

        (i)    On or prior to consummation of the merger described herein, the common stock of Matrix will be deregistered pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and Matrix will cease making filings with the SEC.

        (j)    Not applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a)-(b)    Chiron has, through its wholly-owned subsidiary Manon, acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 22,618,318 shares of Matrix (representing approximately 85.1% of the shares outstanding as of February 20, 2002).

        Except as set forth in this Item 5, neither Chiron, nor, to the best knowledge of Chiron, any persons named in Schedule A to this Schedule 13D beneficially owns any shares of Matrix common stock.

        Chiron has sole power to vote and dispose of 22,618,318 shares.

        (c)  To the knowledge of Chiron, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

        (d)  Not applicable.

        (e)  Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except as provided in the Merger Agreement and the exhibits thereto, to the knowledge of Chiron there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Matrix, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Document Description
Exhibit 1	Agreement and Plan of Merger, dated as of January 6, 2002, among Chiron Corporation, Manon Acquisition Corp. and Matrix Pharmaceutical, Inc. filed as Exhibit (d)(1) to Schedule TO-T No. 00542277 filed with the SEC on January 14, 2002 and incorporated herein by reference.

SIGNATURES

        After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 28, 2002

CHIRON CORPORATION

By:	/s/ WILLIAM G. GREEN
Name:	William G. Green
Title:	Senior Vice President, General Counsel and Secretrary

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF CHIRON.

        This table sets forth the name and present principal occupation or employment of each director and executive officer of Chiron. Each such person is a citizen of the United States of America, unless otherwise noted, and the business address of each such person is c/o Chiron Corporation, 4560 Horton Street, Emeryville, California 94608.

Name and Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Raymund Breu	Director of Chiron since May 1999. Chief Financial Officer and a Member of the Executive Committee of Novartis AG since December 1996. Citizen of Switzerland.
Vaughn D. Bryson	Director of Chiron since June 1997. President of Life Science Advisors, LLC, a consulting firm focused on assisting biopharmaceutical medical device firms in building shareholder value; President and a founder of Clinical Products, Inc., a medical foods company.
Lewis W. Coleman	Director of Chiron since 1991. President of Gordon & Betty Moore Foundation, an education environment and scientific research foundation located in San Francisco, California. Prior to that, he was the Chairman and a member of the Executive Committee of Banc of America Securities, formerly known as Montgomery Securities, until his resignation in December 2000.
Rajen K. Dalal	Vice President of Chiron since 1991 and President of Chiron Blood Testing since 1998. Citizen of India.
Pierre E. Douaze	Director of Chiron since 1995. From December 1996 through December 1997, he was a member of the Executive Committee of Novartis AG and Head of its Healthcare Division and Pharma Sector. In December 1997, Mr. Douaze retired from Novartis AG. Citizen of France.
William G. Green	Senior Vice President, Secretary and General Counsel of Chiron since 1990.
Paul L. Herrling	Director of Chiron since 1997. Head of Research at Novartis Pharma AG and a member of the Novartis Pharma Executive Board. Citizen of Switzerland.
Peder K. Jensen	Vice President; Head of Development of Chiron since August 1999. Most recently, Dr. Jensen was development director, chief medical officer and a member of the board of British Biotech plc, and President of British Biotech, Inc., responsible for all aspects of drug development including chemical, pharmaceutical and clinical development, quality control and assurance, manufacturing and regulatory affairs. From 1991-1998, he was Vice President at Schering-Plough Research Institute. Citizen of Denmark.

John A. Lambert	Vice President; President of Chiron Vaccines of Chiron since March 2001. Prior to joining the Company, Mr. Lambert headed John Lambert Associates, a company that provided consulting and coaching at the chief executive level to organizations both in the United Kingdom and internationally. From 1998 to 2000, Mr. Lambert was the President of Aventis Pasteur MSD, where he headed the vaccines venture formed between Pasteur Merieux Connaught and Merck & Co. following four years as that company's Vice President of Operations. Citizen of the U.K.
Séan P. Lance	President and Chief Executive Officer of Chiron since May 1998 and Chairman of the Board since May 1999. Prior to that, Mr. Lance spent more than 12 years in positions of national and global management responsibility, including positions as Chief Operating Officer and Chief Executive designate of Glaxo Wellcome plc. Citizen of South Africa.
Edward E. Penhoet	Co-founder of Chiron and a Director since its inception in 1981. Chief Executive Officer of Chiron until May 1998. Dr. Penhoet was appointed the Dean of the School of Public Health at the University of California at Berkeley in July 1998.
William J. Rutter	Director of Chiron. Co-founder of Chiron, served as Chairman of the Board from Chiron's inception in 1981 until May 1999, when he became Chairman of the Board Emeritus. Director of Novartis AG from 1995 until April 1999.
Jack W. Schuler	Director of Chiron since 1990. Chairman of Stericycle, Inc., a company that processes, sterilizes and recycles medical waste, and Chairman of Ventana Medical Systems, Inc., a company that develops and manufactures instruments/reagent systems that automate histology.
Linda W. Short	Vice President, Human Resources, of Chiron until 1999. In 1999, she was promoted to Vice President, Corporate Resources. Prior to joining Chiron, she was the Director of Human Resources of Industrial Indemnity from 1994 to 1997.
David V. Smith	Vice President, Controller of Chiron since February 1999, designated Chiron's principal accounting officer. In 2002, designated Vice President, Finance; Principal Accounting Officer. Prior to joining Chiron, he was the Vice President, Finance and Chief Financial Officer of Anergen, Inc. from 1997 until he joined Chiron. From 1988 to 1997, he held various financial management positions with Genentech, Inc.
Pieter J. Strijkert	Director of Chiron since 1987. Chairman of the Board of two Dutch companies: Crucell N.V. and Pamgene B.V., and a Belgian company, deVGen N.V. Citizen of the Netherlands.
James R. Sulat	Vice President and Chief Financial Officer of Chiron since 1998. Chief Financial Officer of Stanford Health Services, the clinical healthcare delivery arm of the Stanford University Medical Center from 1993 to October 1997.
Craig A. Wheeler	Vice President of Chiron and President of Chiron BioPharmaceuticals since August 2001. Prior to joining Chiron, he was a senior member of The Boston Consulting Group's health care practice and a key contributor to the firm's practice in hospital strategy, disease management and pharmaceutical capabilities.

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SCHEDULE 13D
  ITEM 1. SECURITY AND ISSUER.
  ITEM 2. IDENTITY AND BACKGROUND.
  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 4. PURPOSE OF TRANSACTION.
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
  ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
SIGNATURES
Schedule A
DIRECTORS AND EXECUTIVE OFFICERS OF CHIRON.